================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934


                          RELIANCE GROUP HOLDINGS, INC.
                                (Name of Issuer)


COMMON STOCK, $0.10 PAR VALUE                                    75946410
(Title of class of securities)                                (CUSIP number)

                                JOSEPH A. ORLANDO
                          LEUCADIA NATIONAL CORPORATION
                              315 PARK AVENUE SOUTH
                            NEW YORK, NEW YORK 10010
                                 (212) 460-1932
           (Name, address and telephone number of person authorized to receive notices and communications)


                                  MAY 25, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 9 pages)

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NY2:\917239\03\jnqv03!.DOC\76830.0244

----------------------------------------------------------------------------------                ----------------------------------
CUSIP No.  75946410                                                                     13D
----------------------------------------------------------------------------------                ----------------------------------
---------------------- ----------------------------------------------------------- -------------------------------------------------
          1            NAME OF REPORTING PERSON:                                   Leucadia National Corporation
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- -------------------------------------------------------------------------------------------------------------
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                    (a) [_]
                                                                                                                            (b) [_]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ------------------------------------- -----------------------------------------------------------------------
          4            SOURCE OF FUNDS:                      WC

---------------------- -------------------------------------------------------------------------------------------------------------
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                  [_]
---------------------- ----------------------------------------------------------- -------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                       New York

----------------------------------- -------- ---------------------------------------------------- ----------------------------------
            NUMBER OF                  7     SOLE VOTING POWER:                                   12,617,830 shares(1)(2)
              SHARES
                                    -------- ---------------------------------------------------- ----------------------------------
           BENEFICIALLY                8     SHARED VOTING POWER:                                 38,239,577 shares(2)(3)
             OWNED BY
                                    -------- ---------------------------------------------------- ----------------------------------
               EACH                    9     SOLE DISPOSITIVE POWER:                              50,857,407 shares(1)(2)(3)
            REPORTING
                                    -------- ---------------------------------------------------- ----------------------------------
           PERSON WITH                10     SHARED DISPOSITIVE POWER:                            N/A

---------------------- -------------------------------------------------------------------------- ----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                   50,857,407 shares(1)(2)(3)

---------------------- -------------------------------------------------------------------------------------------------------------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                   [_]

---------------------- -------------------------------------------------------------------------------------------------------------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    39.9%(4)

---------------------- ----------------------------------------------------------- -------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                    CO

---------------------- ----------------------------------------------------------- -------------------------------------------------


(1) Pursuant to the Stock Option Agreement defined and described in Item 4 hereof, the Reporting Person has the right, under certain circumstances, to acquire these shares. See Items 4 and 5 herein.

(2) Pursuant to Rule 13d-4 under the Exchange Act, the Reporting Person disclaims beneficial ownership of these shares.

(3) Pursuant to the Stockholders Agreement and Irrevocable Proxy defined and described in Item 4 hereof, the Reporting Person has the right to vote these shares for certain limited purposes and has the right to purchase these shares upon the occurrence of certain events. Assuming the 38,239,577 shares are purchased, the Reporting Person would have sole dispositive power over such shares. See Items 4 and 5 herein.

(4) Pursuant to Rule 13d-3 under the Exchange Act, 12,617,730 shares of Common Stock deemed to be beneficially owned by the Reporting Person as a result of the Stock Option Agreement are also deemed to be outstanding for purposes of computing this percentage. See Item 5 herein.

                     Item 1.   Security and Issuer.
                               -------------------

                     This Statement relates to the common stock, $0.10 par value per share (the "Company Common Stock"), of Reliance Group Holdings, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 55 East 52nd Street, New York, New York 10055.

                     Item 2.   Identity and Background.
                               -----------------------

                     (a)-(c) This Schedule 13D is being filed by Leucadia National Corporation ("Leucadia").

                     Leucadia is a New York corporation with its principal office at 315 Park Avenue South, New York, New York 10010. Leucadia is a financial services holding company principally engaged in commercial and personal lines of property and casualty insurance, banking and lending, mining, real estate activities and manufacturing.

                     Approximately 34.3% of the outstanding common shares of Leucadia is beneficially owned (directly and through family members) by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia (excluding an additional 2.0% of the common shares of Leucadia beneficially owned by two trusts for the benefit of Mr. Steinberg's children, as to which Mr. Steinberg disclaims beneficial ownership). Private charitable foundations independently established by each of Messrs. Cumming and Steinberg each beneficially own less than one percent of the outstanding common shares of Leucadia. Mr. Cumming and Mr. Steinberg each disclaim beneficial ownership of the common shares of Leucadia held by their respective private charitable foundation.

                     The following information with respect to each executive officer and director of Leucadia is set forth in Schedule A hereto: (i) name,
(ii) business address, (iii) citizenship, (iv) present principal occupation or employment and (v) name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than Leucadia for which such information is set forth above.

                     (d)-(f) During the last five years, neither Leucadia nor, to its knowledge, any of the other persons identified pursuant to Paragraphs (a) through (c) of this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Leucadia, each of the individuals identified pursuant to Paragraphs (a) through (c) of this Item 2 is a United States citizen.

                     Item 3.  Source and Amount of Funds or Other Consideration.
                              -------------------------------------------------

                     The information set forth in response to Item 4 hereof is specifically incorporated in response to Item 3 hereof.

                     Item 4.  Purpose of the Transaction.
                              --------------------------

                     On May 25, 2000. Leucadia, Leucadia Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Leucadia ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger dated May 25, 2000 (the "Merger Agreement") pursuant to which, and subject to the conditions set forth therein, Merger Sub would merge with and into the Company (the "Merger"), with the Company as the surviving corporation and Merger Sub's officers and directors at the effective time of the Merger (the "Effective Time") as the officers and directors of the surviving corporation. As a result of the Merger, the Company would become a wholly owned subsidiary of Leucadia and each share of Company Common Stock issued and outstanding at the Effective Time would be convertible into and exchangeable for the right to receive
0.11059346 of a share of Leucadia common stock, par value $1.00 per share ("Leucadia Common Shares"), subject to anti-dilution adjustment in accordance with the Merger Agreement.

                     Pursuant to the Merger Agreement, Leucadia would be entitled to receive a termination fee of $12.5 million dollars (plus expenses up to $2 million) from the Company if the Merger Agreement is terminated (i) by Leucadia or the Company after an Acquisition Proposal (as defined in the Merger Agreement) has been made or an intention to make an Acquisition Proposal has been publicly announced and, in either case, the Company's stockholders vote necessary to authorize the Merger is not received (other than as a result of Leucadia's voting any shares of Common Stock that it beneficially owns against the Merger); (ii) by the Company, under certain circumstances, if the Board of Directors of the Company authorizes the Company, subject to complying with the terms of the Merger Agreement, to enter into a binding written agreement concerning a Superior Proposal (as defined in the Merger Agreement); (iii) by Leucadia, if the Company enters into a binding agreement for a Superior Proposal or if the Company's Board of Directors withdraws or adversely modifies its approval or recommendation of, or takes a public position materially inconsistent with its approval or recommendation of the Merger Agreement and the transactions contemplated thereby, or fails to reaffirm its recommendation of the Merger Agreement and the transactions contemplated thereby within five business days after a written request from Leucadia to do so; or (iv) and, within 12 months of a termination under certain specified circumstances, the Company enters into, agrees to, or consummates any Acquisition Proposal. The Company's obligation to pay the termination fee and reimbursement of expenses is subject to Leucadia's surrender to the Company of the Company Stock Option (defined below) or the return to the Company of all shares of Common Stock received on exercise of the Company Stock Option (upon receipt from the Company of the exercise price paid for such Common Stock).

                     The obligations of Leucadia and Merger Sub under the Merger Agreement are subject to the completion by Leucadia of its due diligence review of the Company and its subsidiaries, and Leucadia's determination that the results of such due diligence review are wholly satisfactory to Leucadia in the sole exercise of its discretion, acting solely in the best interests of Leucadia as determined by Leucadia's Board of Directors (the "Due Diligence Condition"). Leucadia will have until the expiration of 30 days following the earlier of (i) June 16, 2000 or (ii) the date on which the Company Disclosure Schedule required under the Merger Agreement is delivered to Leucadia by the Company, to notify the Company as to whether the results of its due diligence review are wholly satisfactory to Leucadia (the "Due Diligence Period"). The Due Diligence Condition will be deemed satisfied and no longer operable if Leucadia has not notified the Company of the failure of this condition on or before the expiration of the Due Diligence Period.

                     The Merger is also subject to the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, the approval of the Merger Agreement by the stockholders of the Company, and other closing conditions.

                     To facilitate the consummation of the Merger, the Company entered into a Stock Option Agreement with Leucadia, dated May 25, 2000 (the "Stock Option Agreement"), and certain stockholders of the Company listed on Schedule B hereto (the "Stockholders") entered into a Stockholders Agreement and Irrevocable Proxy with Leucadia, dated May 25, 2000 (the "Stockholders Agreement").

                     Pursuant to the Stock Option Agreement, the Company granted to Leucadia the irrevocable option (the "Company Stock Option"), pursuant to which Leucadia has the right, upon the first to occur of the termination of the Merger Agreement or the satisfaction of the Due Diligence Condition, to purchase up to 12,617,830 shares of Company Common Stock, or such other higher number of shares of Company Common Stock as equals 9.9% of the issued and outstanding shares of Company Common Stock at the time of exercise of the Company Stock Option, at a price of $2.50, payable in cash. It is anticipated that, should the Company Stock Option become exercisable and should Leucadia elect to exercise the Company Stock Option, Leucadia would obtain the exercise price for these shares from its working capital.

                     Pursuant to the Stockholders Agreement, the Stockholders granted to Leucadia the irrevocable option (the "Stockholders Stock Option"), pursuant to which Leucadia has the right, upon the occurrence of certain events, to purchase from the Stockholders an aggregate of 38,239,577 (or such greater number of shares of Common Stock beneficially owned by each Stockholder at the time of exercise) shares of Company Common Stock (the "Stockholder Shares") at a price of $2.50 per share, payable in cash. It is anticipated that, should the Stockholders Stock Option become exercisable and should Leucadia elect to exercise the Stockholders Stock Option, Leucadia would obtain the exercise price for such shares from its working capital. The number of shares of Common Stock beneficially owned by each of the Stockholders is listed on Schedule B hereto.

                     In addition, pursuant to the Stockholders Agreement, each Stockholder has agreed to vote in such Stockholder's capacity as a beneficial owner of Common Stock and not in his capacity as a director of the Company all of the Stockholder Shares during the period from the date of the Stockholders Agreement through the first to occur of the Effective Time of the Merger or termination of the Merger Agreement in accordance with its terms in favor of the Merger and the transactions contemplated thereby and not to sell, pledge, encumber, assign or otherwise dispose of any of the Stockholder Shares. In order to permit Leucadia to exercise these voting rights, the Stockholders granted Leucadia an irrevocable proxy coupled with an interest (the "Proxy") to vote all or any part of the Stockholder Shares.

                     The granting of the Company Stock Option, the Stockholders Stock Option and the Proxy were negotiated as material terms of the entire Merger transaction. Leucadia did not pay additional consideration to the Company or the Stockholders in connection with Leucadia entering into the Stock Option Agreement or the Stockholders Agreement.

                     References to, and descriptions of, the Merger, the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Stock Option Agreement and the Stockholders Agreement, respectively, included as Exhibits 99.1, 99.2 and 99.3, respectively, to this
Schedule 13D, and are incorporated herein in their entirety where such references and descriptions appear.

                     In connection with the Merger, Ian M. Cumming, Chairman of the Board of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia, agreed to vote an aggregate of 18,939,991 Leucadia Common Shares in favor of the issuance of Leucadia Common Shares in the Merger if a Leucadia shareholder vote is required on the matter, although no such vote is currently anticipated.

                     Except as set forth above, Leucadia has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

                     Item 5.   Interest in Securities of the Issuer.
                               ------------------------------------

                     (a)-(b) The information set forth or incorporated by reference in Items 2, 3, and 4 is incorporated herein by reference.

                     As a result of the issuance of the Company Stock Option, Leucadia may be deemed to be the beneficial owner of 12,617,830 shares of the Common Stock, which would represent approximately 9.9% of the shares of the Common Stock outstanding after the exercise of the option (based on the number of shares of the Common Stock outstanding as of May 1, 2000, as set forth in the Merger Agreement, and treating as outstanding for this purpose the shares of Common Stock subject to the Company Stock Option).

                     The Company Stock Option may only be exercised upon the happening of specific events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by Leucadia as to the beneficial ownership of any shares of Common Stock, and, prior to the occurrence of any such events, Leucadia disclaims beneficial ownership of all of the Common Stock subject to the Company Stock Option.

                     Pursuant to the Stockholders Agreement, Leucadia has shared power to vote an aggregate of 38,239,577 shares of Common Stock for the limited purposes described in Item 4 above. In addition, pursuant to the Stockholder Stock Option, which may only be exercised upon the happening of specific events, none of which has occurred as of the date hereof, Leucadia may be deemed to be the beneficial owner of such Common Stock. Such Common Stock represents approximately 33.3% of the shares of Common Stock outstanding as of May 1, 2000. Leucadia is not entitled to any rights as a stockholder of the shares of Common Stock that are subject to the Stockholder Agreement and disclaims beneficial ownership of the shares of Common Stock which are covered under the Stockholder Agreement.

           Leucadia would have the sole power to vote or direct the vote of and sole power to dispose or direct the disposition of, all of the shares of Common Stock that may be acquired upon the exercise of the Company Stock Option and the Stockholders Stock Option.

                     (c) Except as disclosed in this Schedule 13D neither Leucadia, nor, to the best of its knowledge, any of its executive officers or directors has effected any transaction in any securities of the Company during the past 60 days.

                     (d) So long as Leucadia has not purchased shares of Company Common Stock pursuant to the Options, Leucadia does not have the right to receive or the power to direct the receipt of dividends from securities covered by this Statement.

                     (e) Not applicable.

                     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
                              -----------------------------------------------

                     The information set forth or incorporated by reference in Items 3, 4 and 5 is hereby incorporated herein by reference. Copies of the Merger Agreement, Stock Option Agreement and Stockholders Agreement are included as Exhibits 99.1, 99.2 and 99.3, respectively, to this Schedule 13D. Other than those documents, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among (a) Leucadia and, to the best of its knowledge, any of the persons identified pursuant to Item 2 above and (b) any other person.

                     Item 7.  Material to be Filed as Exhibits.
                              --------------------------------

                     99.1. Agreement and Plan of Merger, dated May 25, 2000, among the Company, Leucadia and Merger Sub.

                     99.2 Stock Option Agreement, dated May 25, 2000, by and between the Company and Leucadia.

                     99.3 Stockholders Agreement and Irrevocable Proxy, dated May 25, 2000, among Leucadia and certain stockholders of the Company.

                                    SIGNATURE


                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           Dated:  June 5, 2000



                                   LEUCADIA NATIONAL CORPORATION

                                   BY: /S/  JOSEPH A. ORLANDO
                                       ------------------------------------
                                       Name: JOSEPH A. ORLANDO
                                       Title: Vice President

                                   SCHEDULE A

             ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSON

Directors and Executive Officers of the Reporting Person
--------------------------------------------------------

                     Set forth below are the name, business address, present principal occupation or employment of each director and executive officer of Leucadia. To the knowledge of such entity, each person listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Leucadia National Corporation, 315 Park Avenue South, New York, New York 10010.

                                        Director-                                          Principal Occupation or
Name and Business Address               ships                          Offices             Employment
-------------------------               -----                          -------             ------------------------
Ian M. Cumming                          Director            Chairman of the Board          Chairman of the Board
Leucadia National
  Corporation
529 E. South Temple
Salt Lake City, Utah

Joseph S. Steinberg                     Director            President                      President

Paul M. Dougan                          Director                       --                  President and Chief Executive
c/o Equity Oil Company                                                                     Officer of Equity Oil Company (a
10 West 300 South                                                                          company engaged in oil and gas
Salt Lake City, Utah                                                                       exploration and production having
                                                                                           an office in Salt Lake City, Utah)

Lawrence D. Glaubinger                  Director                       --                  Chairman of the Board of Stern &
c/o Stern & Stern                                                                          Stern Industries (a company
Industries, Inc.                                                                           engaged in the manufacture and
708 Third Avenue                                                                           sale of textiles); President of
New York, N.Y.                                                                             Lawrence Economic Consulting Inc.,
                                                                                           a management consulting firm

James E. Jordan                         Director                       --                  Private investor
c/o The Jordan Company
767 Fifth Avenue
New York, N.Y.  10153

Jesse Clyde Nichols, III                Director                       --                  President of Crimsco, Inc. (a
c/o Crimsco, Inc.                                                                          holding company for manufacturing
5001 E. 59th St.                                                                           subsidiaries)
Kansas City, Mo.  64130

Thomas E. Mara                          --                  Executive Vice President and   Executive Vice President and
                                                            Treasurer                      Treasurer

                                        Director-                                          Principal Occupation or
Name and Business Address               ships                          Offices             Employment
-------------------------               -----                          -------             ------------------------

Joseph A. Orlando                       --                  Vice President and Chief       Vice President and Chief Financial
                                                            Financial Officer              Officer

Mark Hornstein                          --                  Vice President                 Vice President

Barbara L. Lowenthal                    --                  Vice President and             Vice President and Comptroller
                                                            Comptroller

H. E. Scruggs                           --                  Vice-President                 Vice-President


                                                                    SCHEDULE B
                                                                    ----------



Name of                                   No. of
Shareholder                               Shares
-----------                               ------
1.  Saul P. Steinberg, on behalf        26,275,053
of Steinberg Family Partners, L.P.
                                         3,000,000

                                        29,275,053
2.  Robert M. Steinberg                  4,838,840
3.  Lynda Jurist                         4,125,684


                                        38,239,577              33.33%
                                        ----------              -----

                                 EXHIBIT INDEX
                                 -------------



Exhibit No.                   Description
-----------                   -----------

99.1. Agreement and Plan of Merger, dated May 25, 2000, among the Company, Leucadia and Merger Sub.

99.2 Stock Option Agreement, dated May 25, 2000, by and between the Company and Leucadia.

99.3 Stockholders Agreement and Irrevocable Proxy, dated May 25, 2000, among Leucadia and certain stockholders of the Company.